

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2009

Sent via U.S. Mail and facsimile to (601) 445-2488

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

> **RE:** **Britton & Koontz Capital Corporation**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No. 001-33009**

Dear Mr. Salters,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Item 2. Management's Discussion and Analysis

Financial Condition – Investment Securities

1. We note that upon adoption of FSP FAS 115-2, which was effective for periods after June 15, 2009, you are required to provide certain information related to unrealized losses on securities in both your <u>interim</u> and annual filings. As such, please revise future interim and annual filings to provide the information required by paragraphs 17 and 18 of FSP FAS 115-1 (ASC 320-10-50). In addition, please provide us with this information for your securities in an unrealized loss position as of the period ended September 30, 2009.

Asset Quality

2. We note that your nonperforming assets have increased significantly between 2007 and 2008 and through the third quarter of 2009. However, your allowance for loan losses has remained relatively flat for each of those periods. Please tell us and revise future filings to more thoroughly bridge the gap between changes in your nonperforming assets balance and fluctuations in your allowance for loan losses balance for all periods presented. Specifically, please ensure your response addresses the fact that your general allowance has decreased from $2.1 million to $2.0 million to $1.2 million from as of December 31, 2007 and 2008 and September 30, 2009, respectively, despite the fact that you have experienced a significant increase in your nonperforming assets.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief